HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park     P O Box 2, Randfontein, 1760    T +27 11 411 2000         NYSE trading symbol HMY
Cnr Main Reef Road and Ward     Johannesburg, South Africa        F +27 11 692 3879         JSE trading symbol HAR
Avenue, Randfontein, 1759                    W www.harmony.co.za

To comply with Item 1302

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549
FOR ATTENTION:     STEVE LO
SHANNON BUSKIRK
JOHN COLEMAN

RE:             Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2023
Filed October 31, 2023
Comment letter dated April 18, 2024
File No. 001-31545

May 2, 2024

Ladies and Gentlemen,

Reference is made to the Staff’s comment letter dated April 18, 2024 in respect of the Harmony Gold Mining Company Limited (the "Company" or “Harmony”) Form 20-F for the year ended June 30, 2023. Set forth below is the response to the Staff’s comment, which follows the text of the comment in the Staff letter:

Form 20-F For the Fiscal Year Ended June 30, 2023

96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa, page 189

1. In response to comment 1 we note you propose to include two separate cash flows in the Tshepong North Technical Report Summary; one cash flow includes inferred mineral resources and one cash flow is based solely on mineral reserves. In order to satisfy the requirements of Item 1302(e)(6) of Regulation S-K, inferred resources cannot be included in a pre-feasibility study or feasibility study cash flow. Therefore the cash flow that includes inferred resources should be removed from the Tshepong North technical report summary.

Item 1302(e)(5) of Regulation S-K requires a pre-feasibility study to include an economic analysis that supports the property's economic viability as assessed by a detailed discounted cash flow analysis or other similar financial analysis. In the absence of a discounted cash flow analysis or similar financial analysis that supports the economic viability of the Tshepong North mineral reserve, we would expect you to revise your annual filing to remove the Tshepong North mineral reserve and related disclosures. To the extent the elimination of the reserve materially impacts the depletion amounts recorded in your financial statements, please analyze these impacts and revise your financial disclosures as necessary.

Directors:    PT Motsepe* (Chairman), KT Nondumo* (Deputy Chairman), M Msimang*, PW Steenkamp (Chief Executive), BP Lekubo (Financial Director),
    HE Mashego (Executive Director), JL Wetton*, VP Pillay*, GR Sibiya*, PL Turner*, B Nqwababa*, M Prinsloo*
        *Non-Executive

Secretary:     SS Mohatla

Registration Number:     1950/038232/06

In order to comply with the requirements of Item 1302(e)(6) of Regulation S-K, a revised mine plan was prepared to only reflect the declared Mineral Reserves, thereby reducing the life of the operation to five years. The discounted cash flow (“DCF”) analysis in the Tshepong North Technical Summary Report (“TRS”) has been updated to exclude all Inferred Mineral Resources in the assessment of economic viability of the Mineral Reserve, resulting in a positive net present value (“NPV”). Cash flows included in the amended TRS have therefore been updated to represent the extraction of the Mineral Reserves without Inferred Mineral Resources. The declared Mineral Reserve estimates and assumptions used within the DCF analysis remain consistent with those used in the original filing, as more fully described in the TRS and summarised below.

The specific changes to the mine plan and the resulting DCF disclosures can be summarised as follows:
•The mine plan was aligned to the mine’s current production profile. This change resulted in a revised timing of the mining blocks to be extracted, thereby affecting the revenue cash flows.
•The exclusion of the Inferred Mineral Resources from the mine plan led to reduced metres advanced, capital development and tonnes milled. This resulted in a reduction in the operating and capital costs.

Critical assumptions used in the DCF model that are unchanged from the previous DCF presented are:
•The Mineral Reserve commodity price assumption
•Planning parameters
•Modifying factors
•The Mineral Reserves declared and
•Discount rates.

As Tshepong North’s economic viability is demonstrated with a positive NPV in the amended DCF analysis based only on Mineral Reserves, there are no changes to the Mineral Reserves included in the Form 20-F filed on October 31, 2023. Therefore, there is no impact on the financial statements.

During the review of the amended TRS, management made other minor changes to the document, primarily related to the naming convention that was adopted on the split of the Tshepong Operations into Tshepong North and Tshepong South in fiscal 2023.

Given that the proposed revisions to the TRS do not amend the previously reported declared Mineral Reserves and therefore do not result in a change to the related financial statements, management proposes filing the amended TRS on a Form 6-K. The proposed amended TRS has been attached to this correspondence for the Staff’s convenience.

If you have any questions, need any additional information or would like any clarification, please contact the undersigned at +27 11 411 2011.

Yours faithfully

/s/ Boipelo Lekubo
Boipelo Lekubo
Financial Director
Date: May 2, 2024